                                                                    Exhibit 99.4






                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 31, 1999

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS




                                                                                                             Page
                                                                                                             ----
   Consolidated Balance Sheets as of March 31, 1999 and December 31, 1998..............................        2

   Consolidated Statements of Operations for the three months ended March 31,
         1999 and March 31, 1998.......................................................................        3

   Consolidated Statement of Stockholder's Equity (Deficit) for the three months
         ended March 31, 1999..........................................................................        4

   Consolidated Statements of Cash Flows for the three months ended March 31,
         1999 and March 31, 1998.......................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

==============================================================================


                                                                                  March 31,             December 31,
                                                                                    1999                    1998
                                                                                 ----------             ------------
ASSETS
Current assets:
  Cash and cash equivalents ......................................               $   4,134                $  2,722
  Accounts receivable - trade ....................................                   2,980                     650
  Inventories ....................................................                  14,777                  10,342
  Other current assets ...........................................                   2,730                   2,928
                                                                                 ---------                --------
     Total current assets ........................................                  24,621                  16,642

Property, plant and equipment, at cost, less
      accumulated depreciation of $3,758 and $2,959 ..............                  87,192                  77,286
Other ............................................................                   4,739                   5,782
                                                                                 ---------                --------
     Total assets ................................................               $ 116,552                $ 99,710
                                                                                 =========                ========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Credit facilities and current portion of notes payable..........               $  27,758                $ 20,005
  Accounts payable - trade .......................................                  10,432                  10,415
  Due to affiliates ..............................................                  62,368                  51,533
  Accrued taxes ..................................................                   4,713                   7,658
  Accrued interest ...............................................                     665                     228
  Other accrued liabilities ......................................                   4,320                   3,628
                                                                                 ---------                --------
     Total current liabilities ...................................                 110,256                  93,467

Long-term portion of notes payable ...............................                  17,454                  19,652
Deferred gain ....................................................                  14,574                  20,392
Participating loan ...............................................                  32,984                  30,000
Other liabilities ................................................                   1,450                   6,243

Commitments and contingencies

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding ..........................                     701                     701
  Additional paid-in-capital .....................................                  17,104                  17,104
  Deficit ........................................................                 (77,971)                (87,849)
                                                                                 ---------                --------
     Total stockholder's equity (deficit) ........................                 (60,166)                (70,044)
                                                                                 ---------                --------

     Total liabilities and stockholder's equity (deficit) ........               $ 116,552                $ 99,710
                                                                                 =========                ========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

==============================================================================




                                                                                         Three Months Ended
                                                                                ------------------------------------
                                                                                 March 31,                 March 31,
                                                                                   1999                       1998
                                                                               ------------               ----------
Net sales* .......................................................               $  22,362                $ 19,177
Cost of sales* ...................................................                  18,412                  15,584
                                                                                 ---------                --------

Gross profit .....................................................                   3,950                   3,593
Operating, selling, administrative and
     general expenses ............................................                   2,648                   2,141
                                                                                 ---------                --------

Operating income .................................................                   1,302                   1,452

Other income (expense):
   Interest income ...............................................                      33
   Interest expense ..............................................                  (3,973)                 (3,510)
   Recognition of deferred gain on sale of assets ................                   8,478
   Gain on foreign currency exchange .............................                   2,270                      79
   Other, net ....................................................                      51                      (1)
                                                                                 ---------                --------

Income (loss) before income taxes ................................                   8,161                  (1,980)
Benefit for income taxes .........................................                  (1,717)                   (234)
                                                                                 ---------                --------

Net income (loss) ................................................               $   9,878                $ (1,746)
                                                                                 =========                ========

--------------------

* Revenues and Cost of goods sold include federal excise taxes of $1,485 and $3,109 for the three months ended March 31, 1999 and 1998, respectively.




                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


==============================================================================





                                                              Common Stock           Additional
                                                              -------------           Paid-In
                                                         Shares         Amount        Capital         Deficit        Total
                                                         ------         ------       ----------      ---------      --------
Balance, December 31, 1998....................           701,000        $ 701          $17,104       $(87,849)      $(70,044)

Net income....................................                                                          9,878          9,878
                                                       ---------        -----          -------       --------       --------

Balance, March 31, 1999.......................           701,000        $ 701          $17,104       $(77,971)      $(60,166)
                                                       =========        =====          =======       ========       ========



                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)
===============================================================================




                                                                                         Three Months Ended
                                                                                ------------------------------------
                                                                                  March 31,               March 31,
                                                                                    1999                     1998
                                                                                 ----------               ---------
Net cash provided by (used in) operating activities ..............               $   6,646                $ (8,273)
                                                                                 ---------                --------

Cash flows from investing activities:
      Capital expenditures .......................................                 (13,248)                    (42)
                                                                                 ---------                --------
Net cash used in investing activities ............................                 (13,248)                    (42)
                                                                                 ---------                --------

Cash flows from financing activities:
      Proceeds from participating loan ...........................                                          11,000
      Repayments of debt .........................................                     (79)
      Borrowings under credit facility ...........................                   8,412
      Repayment of intercompany debt .............................                                         (11,000)
      Distributions paid to parent ...............................                                          (1,275)
      Capital contributions ......................................                                           9,000
                                                                                 ---------                --------
Net cash provided by financing activities ........................                   8,333                   7,725
                                                                                 ---------                --------

Effect of exchange rate changes on cash
        and cash equivalents .....................................                    (319)                     79
                                                                                 ---------                --------

Net increase (decrease) in cash and cash equivalents .............                   1,412                    (511)

Cash and cash equivalents, beginning of period ...................                   2,722                     968
                                                                                 ---------                --------
Cash and cash equivalents, end of period .........................               $   4,134                $    457
                                                                                 =========                ========







                 The accompanying notes are an integral part
                   of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco"), a Delaware limited liability company. Western Tobacco holds the Company's interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat engaged in the construction of a new cigarette factory.

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1998 consolidated financial statements have been reclassified to conform to the 1999 presentation.


2.       LIQUIDITY

         At March 31, 1999, the Company had net capital and working capital deficiencies of $60,166 and $85,635, respectively. Factory management is currently using credit facilities totaling $19,700. Availability under these facilities is $2,500. In addition, BOL has obtained funding from BGLS of approximately $12,000 to complete the factory. In connection with the move to the new factory in the second quarter of 1999, the Company plans to begin the manufacture and marketing of western style cigarettes. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard.

         In 1998, the Russian Federation entered a period of economic instability. The impact includes, but is not limited to, a steep decline in prices of domestic debt and equity securities, a severe devaluation of the currency, a moratorium on foreign debt repayments, an increasing rate of inflation and increasing rates on government and corporate borrowings. The return to economic stability is dependent to a large extent on

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)
                                  (Unaudited)

                                 --------------


         the effectiveness of the fiscal measures taken by government and other actions beyond the control of companies operating in the Russian Federation. The operations of Liggett-Ducat may be significantly affected by these factors for the foreseeable future.


3.       SALE OF BROOKEMIL

         In connection with the sale by the Company of the common shares of BML to New Valley Corporation ("New Valley") in 1997, a portion of the gain was deferred in recognition of the fact that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership of New Valley and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BML, which was used by Liggett-Ducat for its cigarette factory operation) was subject to a put option held by New Valley. The option expired when Liggett-Ducat ceased factory operations at the site in March 1999. The Company recognized that portion of the deferred gain, $8,478, in March 1999.


4.       INVENTORIES

         Inventories consist of:

                                                     March 31,        December 31,
                                                        1999             1998
                                                     ---------        ------------

         Leaf tobacco ......................          $   993          $ 3,086
         Other raw materials ...............            3,682            2,888
         Work-in-process ...................               89              173
         Finished goods ....................            8,974            3,215
         Replacement parts and supplies ....            1,039              980
                                                      -------          -------
                                                      $14,777          $10,342
                                                      =======          =======

         Replacement parts and supplies are shown net of a provision for obsolescence of $645 and $545 at March 31, 1999 and December 31, 1998, respectively.

         During the three months ended March 31, 1999, Liggett-Ducat exchanged $0 of cigarettes for the equivalent value in tobacco, other materials and services as compared to $1,086 for the same period in 1998. Sales and purchases were priced at what management believes are normal sales prices for cigarettes and the normal market price for tobacco, other materials and services.

         At March 31, 1999, the Company had leaf tobacco purchase commitments of approximately $11,560.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)
                                  (Unaudited)

                                 --------------

5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:


                                                      March 31,        December 31,
                                                        1999               1998
                                                      ---------        ------------
         Factory machinery and equipment ...          $ 10,573           $ 10,589
         Computers and software ............               649                466
         Office furniture and equipment ....               516                470
         Vehicles ..........................             1,833              1,767
         Construction-in-progress ..........            77,379             66,953
                                                      --------           --------
                                                        90,950             80,245
         Less accumulated depreciation .....            (3,758)            (2,959)
                                                      --------           --------
                                                      $ 87,192           $ 77,286
                                                      ========           ========

         Liggett-Ducat is in the process of constructing a new cigarette factory on the outskirts of Moscow which is currently scheduled to be operational in the June 1999. Liggett-Ducat's remaining liability under the construction contract, as amended, at March 31, 1999 is approximately $2,500.

         In addition to the liability under promissory notes for equipment purchase agreements discussed in Note 6, in place at March 31, 1999 there were equipment purchase commitments of $3,011.


6.       NOTES PAYABLE, CREDIT FACILITIES AND PARTICIPATING LOAN

         Notes payable and credit facilities consist of the following:

                                                     March 31,       December 31,
                                                        1999             1998
                                                     ---------       ------------

         Notes payable .....................          $25,475          $28,057
         Credit facilities .................           19,737           11,600
                                                      -------          -------

         Total notes payable and credit
           facilities ......................           45,212           39,657
         Less:
         Current maturities ................           27,758           20,005
                                                      -------          -------
         Amount due after one year .........          $17,454          $19,652
                                                      =======          =======

         At March 31, 1999, Liggett-Ducat had various credit facilities under which $19,737 was outstanding. One, for $10,000, expired in May 1999 but was extended for one year at an interest rate of 25%. The second, for $5,000, expires in December 1999. The interest rate is 20%. The remaining facilities, denominated in rubles (approximately $7,200 at the March 31, 1999 exchange rate), have terms of six - twelve months with interest rates of 52% - 55%. The facilities are collateralized by factory equipment and tobacco inventory.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Dollars in Thousands, Except Per Share Amounts)-(Continued)
                                  (Unaudited)
                              -------------------

         In 1997, Western Tobacco entered into two contracts for the purchase of cigarette manufacturing equipment. A portion (85%) of both contracts is being financed with promissory notes. One contract is financed by ten half-year promissory notes payable at the rate of 6.71% per annum interest, with the first note due in May 1999. The outstanding balance on the contract is $13,677 at March 31, 1999. The second contract is financed by 60 monthly promissory notes payable at the rate of 7.5% interest. The first note was paid in December 1998. The outstanding balance at March 31, 1999 is $8,250. The Company also has a promissory note for $1,514 at March 31, 1999 covering deposits for equipment being purchased for the factory. The note is due March 31, 2000.

         On July 29, 1998, the Company borrowed $3,000, subsequently reduced to $2,034, from an unaffiliated third party with interest at 14% per annum. The note, which is due on August 1, 1999, is collateralized by factory equipment. Payments of $50 toward principal and interest are made monthly, with the remaining principal balance due at maturity.

         In February 1998, New Valley and Apollo organized Western Realty Development LLC ("Western Realty Ducat") to make real estate and other investments in Russia. Through March 31, 1999, Western Realty Ducat had made a $30,000 participating loan to Western Tobacco with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. The loan, which bears no fixed interest, is payable out of 30% of distributions, if any, made by Western Tobacco to the Company. After the prior payment of debt service on loans to finance the construction of the new factory, 30% of distributions from Western Tobacco to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. Any rights of payment on the loan are subordinate to the rights of all other creditors of the Company. For the three months ended March 31, 1999, a preference requirement equal to 30% of Western Tobacco's net income, $1,002, has been charged to interest expense.


7.       INCOME TAXES

         For the three months ended March 31, 1999 and 1998, the tax benefit of $1,717 and $931, respectively, consists of income tax (benefit) expense pursuant to Russian statutory requirements of $485 and $931, respectively, and U.S. income tax benefit of $1,232 and $1,165 in accordance with the Company's tax sharing agreement with Brooke.


8.       CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001 ("BGLS Notes").

         On March 2, 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who held approximately 41.8% of the BGLS Notes then outstanding. The Apollo Holders (and any transferees) agreed to defer the payment of interest on the BGLS Notes held by

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Dollars in Thousands, Except Per Share Amounts)-(Continued)
                                  (Unaudited)
                              -------------------





         them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco to collateralize the BGLS Notes held by the Apollo Holders (and any transferees).